Exhibit 99.3

8th Floor, 100 University Avenue
Toronto, Ontario M5J2Y1
WWW.COMPUTERSHARE.COM
Security Class
Holder Account Number
Form of Proxy - Special Meeting to be held on October 14, 2015
This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.
Proxies submitted must be received by 10:00 am, Eastern Time, on October 9, 2015.
VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!
To Vote Using the Telephone
• Call the number listed BELOW from a touch tone
telephone.
1-866-732-VOTE (8683) Toll Free
To Vote Using the Internet
• Go to the following web site:
www.investorvote.com
• Smartphone?
Scan the QR code to vote now.
To Receive Documents Electronically
• You can enroll to receive future securityholder
communications electronically by visiting
www.computershare.com/eDelivery and clicking on
“eDelivery Signup”.
If you vote by telephone or the Internet, DO NOT mail back this proxy.
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.
CONTROL NUMBER
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Appointment of Proxyholder

I/We, being holder(s) of DENISON MINES CORP. ("**Denison**") hereby appoint: David Cates, the President and Chief Executive Officer of Denison and John Craig, a director of Denison, (collectively, "**Management Nominees**")

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of shareholders of DENISON MINES CORP. to be held at Cassels Brock & Blackwell LLP, Suite 2100, Scotia Plaza, 40 King Street West, Toronto, Ontario on October 14, 2015 at 10:00 a.m. (Eastern Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Arrangement Resolution** An ordinary resolution, the full text of which is set out in Schedule D of the accompanying management information circular (the "**Circular**"), authorizing and approving the issuance of such number of common shares in the capital of Denison (the "**Denison Shares**") as is necessary to allow Denison to acquire 100% of Fission Uranium Corp. ("**Fission**") on the basis of 1.26 Denison Shares on a pre-consolidation basis (or approximately 0.63 Denison Shares on a post-consolidation basis) for each common share of Fission (a "**Fission Share**"), including Denison Shares issuable upon exercise of stock options or warrants granted by Fission to purchase Fission Shares, all pursuant to the Arrangement involving Denison and Fission; provided that the maximum number of Denison Shares to be issued to acquire the outstanding Fission Shares shall not be greater than the number of Denison Shares issued and outstanding immediately prior to the completion of the Arrangement, less 100,000, and in such case the exchange ratio shall be adjusted accordingly.	☐	☐
2. **Consolidation Resolution** A special resolution, the full text of which is set out in Schedule E of the Circular, authorizing and approving a consolidation of the issued and outstanding Denison Shares on a 2-for-1 basis.	☐	☐
3. **Name Change Resolution** A special resolution, the full text of which is set out in Schedule F of the Circular, authorizing and approving a name change of Denison to "Denison Energy Corp." or such other name as is determined by the board of directors of Denison in its discretion, subject to regulatory approval.	☐	☐
4. **Retention Bonus Resolution** An ordinary resolution, the full text of which is set out in Schedule G of the Circular, authorizing and approving the issuance of such number of Denison Shares as is necessary to allow Denison to make the retention bonus payments to each of Messrs Randhawa, McElroy, Hochstein, Cates (at the election of Mr. Cates), Charlish (at the election of Mr. Charlish) and other employees of Denison (allocated at the discretion of Denison), which Denison Shares will be valued at the five (5) day volume weighted average price of the Denison Shares on the Toronto Stock Exchange on a post-consolidation basis, immediately following the date on which the Arrangement becomes effective.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

DSMQ 215004 AR0